UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated February 11, 2021, announcing that, according to public filings, Seadrill Ltd. and most of its subsidiaries (“Seadrill”) filed Chapter 11 cases in the Southern District of Texas, USA (the “Chapter 11 Proceedings”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	February 11, 2021	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Update on Seadrill Restructuring

Press release from SFL Corporation Ltd. - February 11, 2021.

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announced today that, according to public filings, Seadrill Ltd. and most of its subsidiaries (“Seadrill”) filed Chapter 11 cases in the Southern District of Texas, USA (the “Chapter 11 Proceedings”).

In connection with Seadrill’s Chapter 11 Proceedings, SFL and certain of its subsidiaries have entered into agreements relating to two of the Company’s drilling rigs that are chartered to subsidiaries of Seadrill to ensure uninterrupted performance on the sub-charters to oil majors. The agreements are subject to approval by the bankruptcy court.

Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charterers of the rigs West Linus and West Hercules to pay a fixed level of operating and maintenance expenses. In exchange, SFL will receive approximately 75% of the lease hire under the existing charter agreements for West Linus and West Hercules, for the same period. The agreed amounts are sufficient to cover the full debt service relating to these rigs.

Any excess amounts paid under the above referenced sub-charters will remain in Seadrill’s earnings accounts, pledged to SFL. The effectiveness of the agreement as it relates to the West Hercules is also subject to the financing banks’ approval.

With regards to the rig West Taurus, the lease is expected to be rejected as part of Seadrill’s Chapter 11 Proceedings, and redelivered to SFL. This rig is debt free and has been held in layup by Seadrill for more than five years, and SFL is currently evaluating strategic alternatives for it, including potential recycling at an EU approved green recycling facility. Consequently, SFL expects to record a net negative book adjustment of approximately $187 million in the fourth quarter of 2020, inclusive of a gain on the redemption of the bank debt.

As previously announced, Seadrill’s failure to pay hire under the leases for the Company’s drilling rigs when due, along with certain other events, including the commencement of its Chapter 11 Proceedings, constitute events of default under such leases and the related financing agreements. Unless cured or waived, an event of default under a lease agreements or related financing agreements could result in enforcement of the applicable provisions thereunder.

While no assurances can be provided with regards to the outcome of Seadrill’s Chapter 11 Proceedings, SFL continues to have constructive dialogue with Seadrill and the relevant financing banks to find a long-term solution for the West Linus and West Hercules.

Please see the Company’s public filings with the U.S. Securities and Exchange Commission, including without limitation, the report on Form 6-k filed with the SEC on November 16, 2020, for a discussion of certain risks relating to the Company, including risks related to Seadrill’s restructuring. Seadrill’s largest shareholder, Hemen Holdings Ltd., is also SFL’s largest shareholder.

February 11, 2021

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including any potential restructuring of Seadrill, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts, potential disruption of shipping routes due to accidents or political events, the length and severity of the ongoing coronavirus outbreak and its impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.